T 604.682.3701 F 604.682.3600	Suite 400, 455 Granville Street Vancouver, BC V6C 1T1	www.levon.com

February 24, 2009 TSX-V Trading symbol: LVN
 Berlin & Frankfurt:  LO9

APPOINTMENT OF VICE PRESIDENT - EXPLORATION

Levon Resources Ltd. (the “Company”) is pleased to announce the appointment of Mr. C. Victor Chevillon, M.Sc., C.P.G., Consulting Geologist as Vice President-Exploration of the Company effective immediately.

Mr. Chevillon has 38 years exploration experience in a wide variety of ore deposit types in North America.  The bulk of his experience has been with major mining companies in the U.S. including Noranda Exploration, Homestake Mining Company, and Placer Dome Exploration.  His experience ranges from the design of conceptual and grassroots exploration to discovery and feasibility stage open pit and underground mining projects.  He lead the geologic team that enabled Placer Dome to acquire Turquoise Ridge and Getchell gold mines in Nevada, now operated by Barrick Gold Corporation.  He guided the early derivation of the exploration model of the Getchell gold deposits that was used to expand reserves for the positive production decision. He lead the Noranda acquisition, early exploration and discovery expansion of the high grade New World  gold, copper, silver deposit centered on a diatreme within a porphyry system in Montana.  He provided key field evidence, interpretations and insight into the derivation of exploration model of the stratabound, diagenetic Blackbird cobalt, copper, gold deposit in Idaho that lead to its expansion.

He formed Chevillon Exploration Consulting in 2006 and continues as President of that Nevada Corporation with major, mid tier and junior mining company clients in Nevada.  He joined Levon Resources Ltd. in 2006 as a consultant and Director.  As Levon Vice President of Exploration he will focus on the upside discovery potential of the Cordero/Sanson porphyry Ag, Au, Zn, Pb property in south central Chihuahua, Mexico (press release of February 12, 2009) and the acquisition of additional key ground in the region with potential for large scale discoveries.

He is a member of the Society of Economic Geologists (SEG), American Institute of Professional Geologists (AIPG Certified Professional Geologist 11054), Geological Society of Nevada (GSN), Nevada Petroleum Society (NPS), and the American Geophysical Union (AGU).

ON BEHALF OF THE BOARD

“Ron Tremblay”
______________________________
Ron Tremblay
President

The TSX Venture Exchange has not reviewed and does not accept the responsibility for the accuracy or adequacy of this release.